EDAINC

Established Premium Human Capital Brand Transforms to Lead the Future with an Enterprise-Level SaaS & AI Solution designed to Make Culture Visible via a One-Stop-Shop Survey Platform

From Covid to remote workforces to a new insistence by employees for companies to have a purpose beyond just making money, the workforce has taken a dramatic turn and leaders are scrambling to keep their employees from joining "The Great Resignation." The best way to address this challenge is to have a compelling culture that is conducive for employees to thrive. Decision-makers need to be able to see culture in order to make wise decisions & prevent costly mistakes. EDA's HR Tech platform is a mission-critical for creating and maintaining a compelling culture with high levels of employee engagement.

INVESTMENT HIGHLIGHTS

- Proprietary, GDPR & CJIS compliant, must-have business productivity software
- A **one-stop-shop for all employee surveys** with easy to change customizable templates
- Uses AI to capture real-time sentiment/tone
- Learns each organization's culture norm over time and send predictive alerts when there is significant change
- Includes customer survey templates eliminating need for any other survey platform
- Continuous additions of new features and benefits
- Predictive, mobile, scalable, global, affordable, and sticky

$2-$5 Million Equity Raise

MARKET PROBLEM

Decision-makers need to be able to see culture in order to make wise decisions & prevent costly mistakes.

The Problem: No Visibility on Culture

- Boards are being held accountable for culture and risk mitigation
- The number one reason for M&A failures is culture clash; potential employees want to know the culture before they accept a job
- Employers must find new ways to attract, manage and engage the workforce

OUR SOLUTION

EDASurveys will win in the marketplace by helping clients create a compelling cultures that attract and retain top talent.



Our Solution: To Make Culture Visible

- **Leaders** can be proactive & create a conducive environment for their employees
- **Boards** can ask good strategic questions of management and hold them accountable with data
- **Investors** can mitigate the risk of culture clash make wise decisions on mergers and acquisitions.

EDAINC

INNOVATIVE PROPRIETARY TECHNOLOGY

- $2,500 customer acquisition cost (CAC)
- $27K avg spend per customer on license fee with some upsell for an ~ 7 years = lifetime per customer ~ of $200K
- TAM of over $10B globally with 170k companies with over 100 employees in the US alone
- EDA is uniquely positioned to gain CEO and board-level endorsement and is globally respected and connected with easy access to decision-makers, world-class technology, and a seasoned and diverse leadership team

How Much We Need	How We Will Use It	How You Will Get An ROI
$2M minimum (18-month runway) Up to $5M (accelerated roll-out and runway to IPO or other major monetization event)	Sales & Marketing Technology Development Team Acquisition & Retention Product Development	IPO or be acquired in 4 to 5 Years

PRO FORMA



Revenue
$20,000,000.00
$0.00

Revenue	$3.8M	$6.7M	$11.8M	$20.8M

HIGH-IMPACT STRATEGIC SALES APPROACH

1. Our leaders will use their access to c-suite leaders, board members, and investors for culture dashboards.
2. We will build an enterprise consultative sales team who will target organizations with 100+ employees for direct sells and they will have customer support liaisons for excellent customer onboarding and support.
3. Our coach-the-coach certification for corporate internal coaches and former executives will not only teach coaching skills but will also equip them with every tool they need all through the EDA Surveys platform.

EDAINC

Projected Total Net Profit 2020-2027 $56M

TIMELINE | 2021-2025+

Aug. 2021
- Landing site and component testing

Oct. 2021
- Basic survey mode complete and in Beta

Dec. 2021
- Payment platform addition
- 90% features built and in Beta

Dec. 2021-Feb. 2022
- Fine-tuning
- Adding survey templates and features
- Rollout in Feb 2022

2022 - 2025
- Rollout
- Aggressive sales, cross-selling of products, services, and marketing
- Additional tech improvements & products

TOP-TIER SEASONED TEAM



1. Established, super-connected CEO with 20+ years experience starting, acquiring, selling and leading businesses, designing, building & selling products and building winning teams. Highly respected advisor to the c-suite and leading academics. Leadership and HR Tech thought-leader. Founder of WomenExecs on Boards, published author and LinkedIn Learning Expert.
2. World-class CTO who has built high-performing, highly secure, platforms for Elitium crypto currency, Adobe and PlayStation. Serial tech entrepreneur, US native living in Austria.
3. Top-ranked CFO/IR Leader who has raised billions of dollars from start-ups to public companies.
4. World-class UI/UX designer and team who are experts in providing premium customer onboarding and support.

DISCLAIMER

This presentation is confidential and may contain privileged information or may otherwise be protected by disclosure. Any unauthorized disclosure, copying, distribution or use of the information contained herein is strictly prohibited. Nothing contained in this disclaimer shall be construed in any way to grant permission confidential information or as a waiver of confidentiality or privilege.

These materials are for informational purposes only. Nothing herein should be construed as an attempt to affect any transaction in or induce or attempt to induce the sale of any security or as a promise to undertake or solicit business.

Contacts:

Bonnie Hagemann, CEO
[redacted]
E: bhagemann@executivedevelopment.com
W. https://surveys.edainc.io

Laura Kiernan, CFO & Investor Relations
[redacted]
E: lkiernan@htir.net
WeFunder: https://wefunder.com/edainc

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.